Exhibit 99.1

NYSE | TSXV: ODV	NEWS RELEASE

OSISKO DEVELOPMENT ANNOUNCES US$50 MILLION MARKETED PRIVATE PLACEMENT OF UNITS

Montreal, Québec, October 23, 2024 – Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce that it has entered into an agreement with certain agents (collectively, the "Lead Agents"), pursuant to which the Lead Agents have agreed to sell, on a "best efforts" agency basis, up to 27,778,000 units ("Units") of the Company at a price of US$1.80 per Unit (the "Offering Price") for aggregate gross proceeds of up to approximately US$50 million (the "Offering").

Each Unit consists of one common share of the Company (each, a "Common Share") and one Common Share purchase warrant (each, a "Warrant"). Each Warrant shall entitle the holder thereof to purchase one Common Share (each, a "Warrant Share"), at a price of US$3.00 per Warrant Share on or prior to October 1, 2029.

The Company has also granted the Lead Agents an option, exercisable in whole or in part, at any time up to 48 hours prior to the closing of the Offering, to sell an additional up to 4,166,700 Units at the Offering Price.

The Company intends to use the net proceeds of the Offering towards the advancement of its Cariboo and Tintic Projects, to partially repay its existing credit facility and for general corporate purposes.

Closing of the Offering is expected to take place on or about November 12, 2024 (the "Closing Date"), and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the conditional approval from the New York Stock Exchange and the TSX Venture Exchange. All securities issued under the Offering will be subject to a hold period expiring four months and one day from the Closing Date.

The Units are to be offered for sale by way of private placement in all the provinces and territories of Canada (the "Jurisdictions"), pursuant to applicable prospectus exemptions under National Instrument 45-106 – Prospectus Exemptions. The Lead Agents will also be entitled to offer the Units for sale to eligible purchasers resident in jurisdictions other than Canada that are mutually agreed to by the Company and the Lead Agents, each acting reasonably, provided that no prospectus filing or comparable obligation arises and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions.

The securities have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the "United States" or "U.S. persons" (as such terms are defined in Regulation S under the U.S. Securities Act) absent registration under the U.S. Securities Act and all applicable U.S. state securities laws or compliance with an exemption from such registration requirements. This news release is not an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward- looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements in this news release may include, without limitation, statements pertaining to: the size of the Offering, the use of the net proceeds from the Offering, the closing of the Offering and the ability to obtain the necessary regulatory authority approvals. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, marketing of the Offering, and satisfying the condition of closing of the Offering, including the requirements of the New York Stock Exchange and the TSX Venture Exchange (if at all). Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.